SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-85834

A. (Full title of the Plan)

The Children’s Place 401(k) Savings Plan

Plan Number:  001

The Children’s Place Retail Stores, Inc.

B. (Name of issuer of the securities held pursuant to the Plan)

The Children’s Place Retail Stores, Inc.

500 Plaza Drive
Secaucus, NJ 07094

(Address of principal executive office)

THE CHILDREN’S PLACE 401(K) SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009	12

SIGNATURE	13

EXHIBITS

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	1

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Administrator of

The Children’s Place 401(k) Savings Plan

Secaucus, NJ

We have audited the accompanying statements of net assets available for benefits of The Children’s Place 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, NY

June 18, 2010

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investment income receivable	$7,638	$—
Participant-directed investments, at fair value	42,123,423	33,573,188
Net assets available for benefits at fair value	42,131,061	33,573,188
Adjustment from fair value to contract value for fully benefit-responsive investments	171,359	599,600
NET ASSETS AVAILABLE FOR BENEFITS	$42,302,420	$34,172,788

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

2009
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS:
Contributions:
Participant Contributions	$4,723,740
Employer Contributions	2,175,504
Rollovers	578,471
Total Contributions	7,477,715

Investment income
Net appreciation in fair value of investments	5,892,499
Dividends	526,849
Interest	59,760
Net investment income	6,479,108

Benefits paid to participants	(5,783,094)
Adminstrative expenses	(44,097)
(5,827,191)

INCREASE IN NET ASSETS	8,129,632

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	34,172,788

End of year	$42,302,420

See accompanying notes to financial statements

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                      DESCRIPTION OF THE PLAN

The following description of The Children’s Place 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Children’s Place Retail Stores, Inc. (the “Company” or “Sponsor”) and its subsidiaries organized in the United States who have at least three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Fidelity Management Trust Company served as the trustee of the Plan throughout the 2008 Plan year and through May 31, 2009 of the 2009 Plan year.  Effective as of June 1, 2009, Schwab Retirement Plan Services was named record keeper of the Plan and Charles Schwab Trust Corporation was named trustee of the Plan.

Contributions—Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the Plan, subject to certain limitations of the Internal Revenue Code (“IRC”).  The Company contributes 100% of the first 3% of covered compensation plus 50% of the next 2% of covered compensation that a non-highly compensated participant contributes to the Plan, and up to 50% of the first 5% of covered compensation that a highly compensated participant contributes to the Plan.  Participants must complete one year of service in order to be eligible for matching contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.  Company contributions are invested pursuant to participant elections.  The Plan currently offers 11 common/collective funds, 10 mutual funds and a money market fund as investment options for participants.  On June 1, 2009, The Children’s Place Retail Stores, Inc. common stock (“The Children’s Place Common Stock”) and Fidelity Managed Income Portfolio Fund ceased being an investment option for participants.  Existing balances are for redemption only.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon.  Non-highly compensated participants are also 100% vested in the Company’s contribution.  For the year ended December 31, 2009, vesting in the Company’s contribution portion of highly compensated participants’ accounts was based on years of continuous service, as follows:

Years of Service	Vested Percentage
1	0%
2	25%
3	50%
4	75%
5	100%

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at an annual rate which is fixed at prime plus 1% at the time of the loan.  Principal and interest is paid ratably through payroll deductions.  The loan repayment period is one to five years for a general purpose loan and one to ten years for a loan used to purchase or build a principal residence.  The interest rates for the loans outstanding as of December 31, 2009 ranged from 4.25% to 9.25%.

Payment of Benefits— On termination of service due to death, disability, or retirement, a participant or participant’s beneficiary upon death may elect to receive either a lump-sum amount equal to the value of the participant’s vested balance in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested balance in his or her account as a lump-sum distribution only.

Forfeited Accounts—At December 31, 2009 and 2008, forfeited nonvested accounts totaled $38,376 and $10, respectively.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2009, employer contributions were reduced by $15,907 from forfeited nonvested accounts.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Recently Adopted Accounting Standards—In June 2009, the Financial Accounting Standards Board (the “FASB”) issued standards that established the FASB’s Accounting Standards Codification (the “FASB ASC”).  These standards were effective for financial statements issued for reporting periods that ended after September 15, 2009 and serve as the source for authoritative generally accepted accounting principles in the United States (“U.S. GAAP”), except that rules and interpretive releases by the United States Securities and Exchange Commission (the “SEC”) are also sources of authoritative U.S. GAAP for SEC registrants.  The FASB ASC reorganizes all accounting standards in U.S. GAAP, aside from those issued by the SEC, and establishes a new hierarchy of U.S. GAAP sources for non-governmental entities.  All future updates to U.S. GAAP will no longer be issued in the form of FASB Statements, Staff Positions or Emerging Issues Task Force Abstracts, but rather the FASB will issue “Accounting Standards Updates” instead.  This adoption did not have any financial impact on the Plan’s financial statements.

In May 2009, the FASB issued new standards which establish the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  In particular, the new standards set forth:

•                  the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (through the date that the financial statements are issued or are available to be issued);

•                  the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•                  the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Plan adopted the new standards as of December 31, 2009.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, which are primarily determined by using quoted market prices.  The Fidelity Managed Income Portfolio Fund (the “Fidelity Fund”) and the Charles Schwab Stable Value Fund (the “Schwab Fund”) are included at fair value with an adjustment to contract value.  As of December 31, 2009 and 2008, the contract value of the Plan’s investment in the Fidelity Fund is $9,883,314 and $11,715,233, respectively.  At December 31, 2009, the contract value of the Plan’s investment in the Schwab Fund is $1,314,198.  The Plan was not invested in the Schwab Fund at December 31, 2008.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common collective trusts are valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of the investments within the Plan are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

As described in the “Plan Accounting — Defined Contribution Pension Plans” topic of the FASB ASC, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statement of Net Assets Available for Benefits reflects the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—As provided in the Plan document, administrative expenses consisting of investment advisory services and account maintenance fees are paid by the Sponsor with the exception of loan maintenance fees and account maintenance fees for those participants no longer employed by the Sponsor, which are deducted from the terminated participants’ accounts.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.  As of December 31, 2009 and 2008, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

3.                      RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds and common stock of the Company.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

4.                      FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

Effective June 1, 2009, The Plan began offering as an investment option, the Schwab Fund, which is a collective trust fund sponsored by Charles Schwab Trust Company.  The Fund has an investment objective that seeks to maintain principal stability, protect against swings in market value, provide stable and consistent returns, and provide liquidity for withdrawals.  To achieve this investment objective, the Schwab Fund invests in guaranteed investment contracts (“GICs”) issued by high quality insurance companies and fixed income securities, which are referred to as wrapped fixed income investment contracts (“Wrap Contracts”).  The Wrap Contracts include corporate bonds, mortgage-backed securities, asset-backed securities and U.S. government securities and have a limited guarantee provided by a third party in exchange for a fee.  The wrap contracts are issued by high quality financial institutions and provide contract value payment by the issuer.  The Wrap Contract portion of the portfolio carries a credited rate of interest that is periodically adjusted, but is designed to smooth the blended return on the fixed income portion of the portfolio.

Prior to June 1, 2009, the Plan offered an investment option, the Fidelity Fund, which is a common collective trust that provides similar investment objectives as the Schwab Fund.  Beginning on June 1, 2009, the Fidelity Fund was no longer an available investment option.  Existing balances remained in the Fidelity Fund until the GIC contracts expired on January 4, 2010, at which time they were transferred into the Schwab Fund.  During the time that participant balances remained in the Fidelity Fund, there were no restrictions on their ability to withdraw or transfer their funds.

The Schwab Fund and the Fidelity Fund (collectively the “Funds”) are included in the financial statements in net assets available for benefits, initially at fair value and then adjusted to contract value as reported to the Plan by the investment managers.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.  As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

GICs generally do not permit issuers to terminate the contract prior to the scheduled maturity date.  Wrap Contracts allow the issuer to terminate upon notice at any time for market value.  Certain events limit the ability of the Plan to transact at contract value with the issuers.  Such events include the following: (i) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions;

(iii) any substantive modification of the Plan or the administrator of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on a portfolio’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in a portfolio or to transfer assets out of a portfolio; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; or (x) any transfer of assets from a portfolio directly to a competing option.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

For the Plan years ended December 31, 2009 and 2008, the Funds earned an average yield of approximately 1.20% and 4.47%, respectively, and the average yield credited to participants was approximately 1.15% and 3.04%, respectively.

5.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
ASSETS:
Allianz NFJ Div Value Admin (349,818 shares)	$3,662,594

Growth Fund America R4 (91,358 shares)	2,476,708

Munder Midcap Core Growth A (132,327 shares)	2,948,239

Pimco Total Return D (242,081 shares)	2,622,116

*+Fidelity Managed Income Portfolio Fund at contract value (9,883,314 shares and 11,715,233 shares, respectively)	9,883,314	11,715,233

*Fidelity Diversified International Fund (140,416 and 127,124 shares, respectively)	3,931,654	2,734,445

*Fidelity Equity Income Fund (103,305 shares)		3,189,018

*Fidelity Mid-Cap Fund (141,557 shares)		2,209,705

*	Party-in-interest
+	Fair value of the Plan’s investment in the Fidelity Managed Income Portfolio Fund was $9,702,887 and $11,115,633 as of December 31, 2009 and December 31, 2008, respectively.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted the updated provisions of the “Fair Value Measurements” topic of the FASB ASC, which establish a fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following table summarizes investment assets measured at fair value:

	Fair Value Measurements At December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Mutual Funds	$21,523,268	$—	$—	$21,523,268
Money Market Fund	235	—	—	235
Common/Collective Funds	—	18,895,652	—	18,895,652
Loans to Participants	—	1,143,316	—	1,143,316
The Children’s Place Common Stock	568,590	—	—	568,590
Total	$22,092,093	$20,038,968	$—	$42,131,061

	Fair Value Measurements At December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Mutual Funds	$20,993,249	$—	$—	$20,993,249
Common/Collective Funds	—	11,115,633	—	11,115,633
Loans to Participants	—	1,000,463	—	1,000,463
The Children’s Place Common Stock	463,843	—	—	463,843
Total	$21,457,092	$12,116,096	$—	$33,573,188

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2009	2008
Mutual Funds	$4,980,869	(14,249,659)
Common/Collective Funds	700,422	—
The Children’s Place Common Stock	211,208	(54,145)
Net appreciation (depreciation) in fair value of investments	$5,892,499	$(14,303,804)

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Charles Schwab Trust Corporation, the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 17,230 shares and 21,395 shares, respectively, of common stock of The Children’s Place Retail Stores, Inc., the sponsoring employer, with a cost basis of approximately $484,000 and $584,000, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.  These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC and the rules and prohibited transactions of ERISA.

Participant loans also qualify as exempt party-in-interest transactions.

7.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.                      FEDERAL INCOME TAX STATUS

Prior to June 1, 2009, the Plan used a basic plan document provided by the Fidelity Management Trust Company.  As of June 1, 2009, the Plan adopted a prototype standardized profit sharing plan of the Charles Schwab Trust Corporation (the “Schwab Prototype”).  On May 23, 2008, the IRS issued a determination letter stating that the Schwab Prototype was acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees.  The Plan has not applied for a determination letter from the IRS in its own name.  The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, therefore, no provision for income tax has been included in the Plan’s financial statements.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Form 5500 reports the fully benefit-responsive investment contracts at fair value per Form 5500 instructions; thus the fair value per Form 5500 is reconciled herein to the contract value shown in the Statements of Net Assets Available for Benefits.

Loans to participants per the statements of net assets available for benefits differs from loans to participants per the Form 5500 as of December 31, 2008, because certain conditions apply which cause certain loans to be reported as a deemed distribution for tax purposes.  The loans are properly reported as a Plan asset for financial statement purposes as determined by the written terms of the Plan document, related Plan policies and procedures and the loan document.  The distributions per the statement of changes in net assets available for benefits differs from the distributions per Form 5500 because these loans were deemed distributed for tax purposes during the current year.

Additionally, the stock purchase account is a money market account that is used at a plan-level in the recordkeeping of the purchase and sale of fractional shares of The Children’s Place Common Stock.  As of June 1, 2009, The Children’s Place Common Stock Fund was closed to new investments.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available per the financial statements	$42,302,420	$34,172,788
Less: Participant loan amounts deemed distributed for tax purposes	—	(37,670)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(171,359)	(599,600)
Net assets available for benefits per Form 5500	$42,131,061	$33,535,518

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2009:

2009
Benefits paid to participants per the financial statements	$5,783,094
Less: previously defaulted loans	(55,930)
Benefits paid to participants per Form 5500	$5,727,164

* * * * * *

The Children’s Place 401 (k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i -	EIN: 31-1241495
Schedule of Assets (Held at End of Year)	Plan No. 001
As of December 31, 2009

		Description of Investment, Including
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest,
	or Similary Party	Collateral, Par of Maturity Date	Cost	Current Value

*	Loans to Participants	Loan Fund - Participant Loans; interest rates ranging from 4.25% to 9.25%, maturity dates from 2010 to 2018	**	$1,143,316
*	Schwab Retirement Advtg Money Fund	Money Market Fund	**	235
*	The Children’s Place Common Stock Fund	Common Stock	**	568,590
*	Schwab Stable Value Fd Adv	Common/Collective Fund	**	1,323,266	***
*	Fidelity Managed Income Portfolio	Common/Collective Fund	**	9,702,887	***
*	Schwab Managed Retirement 2010	Common/Collective Fund	**	291,326
*	Schwab Managed Retirement 2015	Common/Collective Fund	**	793,574
*	Schwab Managed Retirement 2020	Common/Collective Fund	**	1,486,613
*	Schwab Managed Retirement 2025	Common/Collective Fund	**	752,631
*	Schwab Managed Retirement 2030	Common/Collective Fund	**	1,238,260
*	Schwab Managed Retirement 2035	Common/Collective Fund	**	1,029,461
*	Schwab Managed Retirement 2040	Common/Collective Fund	**	1,220,918
*	Schwab Managed Retirement 2045	Common/Collective Fund	**	208,351
*	Schwab Managed Retirement 2050	Common/Collective Fund	**	188,821
*	Schwab Managed Retirement Inc.	Common/Collective Fund	**	659,544
	Allianz NFJ Div Value Admin	Mutual Fund	**	3,662,594
	Columbia Mid Cap Value Z	Mutual Fund	**	1,298,283
*	Fidelity Diversified International Fund	Mutual Fund	**	3,931,654
	Growth Fund of America R4	Mutual Fund	**	2,476,708
	Munder Midcap Core Growth A	Mutual Fund	**	2,948,239
	Northern Small Cap Value	Mutual Fund	**	959,571
	Pimco Total Return D	Mutual Fund	**	2,622,116
*	Schwab S&P 500 Index Fund	Mutual Fund	**	1,376,102
	Selected American Fund	Mutual Fund	**	1,090,878
	Wells Fargo Advantage Smcp Gr	Mutual Fund	**	1,157,123
	Total Investments			$42,131,061

*	Party in interest.
**	Cost information is not required for participant directed investments, and is therefore not included
***	Reported at fair value. Contract values for the Plan’s investment in the Schwab Stable Value Fd Adv and Fidelity Managed Income Portfolio are $1,314,198 and $9,883,314, respectively.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Children’s Place 401(k) Savings Plan

By:	/s/ Susan Riley	Date: June 18, 2010
Susan Riley
Executive Vice President
Finance & Administration